Exhibit 99.1

2023 Annual Report FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS

RAISING OUR LEVEL OF AMBITION

At CN, building on our existing human rights and supply chain due diligence practices, we are taking action to identify and mitigate risks associated with forced labour and child labour.

About this Report

This report constitutes the first report prepared by the CN Group (defined below) pursuant to Canada's new *Fighting Against Forced Labour and Child Labour in Supply Chains Act* (the "**Act**").

The report is a joint report ("**Report**") made by Canadian National Railway Company ("CN") and Autoport Limited ("**Autoport**") for the financial year ended December 31, 2023 (the "**Reporting Period**").

It sets out the steps taken to prevent and reduce the risk that forced labour or child labour is used at any step of goods imported into Canada by CN and its subsidiaries (including Autoport) other than TransX Ltd. (the "**CN Group**"). The Report will be published annually to chronicle our ongoing journey to protect human rights and reduce the risk that forced labour or child labour is being used in CN Group's operations and supply chains.

READ MORE

The *Delivering Responsibly* section of our website provides online access to our complete sustainability reporting suite, including information about our Human Rights Policy, Code of Business Conduct and Supplier Code of Conduct and Anti-Corruption Policy.

www.cn.ca/delivering-responsibly

PICTURED:
Blue River, BC
Cover: Devona, AB, photo by CN Employee **Tim Stevens**

TABLE OF CONTENTS

STEPS TO PREVENT AND REDUCE RISK	**02**
Our Actions to Prevent and Reduce the Risk of Forced Labour and Child Labour in Supply Chains	02
OUR BUSINESS	**03**
CN Groups's Structure, Activities and Supply Chains	03
POLICIES AND PROTECTIONS	**04**
Human Rights Policy	04
Code of Conduct	05
Supplier Code	06
Procurement Policy	06
Whistleblower Protections	06
DUE DILIGENCE PROCESSES	**07**
Proactive Assessments to Investigate, Evaluate and Mitigate Potential Human Rights Issues	07
ASSESSING AND MANAGING RISK	**08**
Operations Analysis	08
Supply Chain Analysis	08
Third-party Risk Assessment	09
Remediation Measures	09
Training	09
Assessing Effectiveness	09
APPROVAL, ATTESTATION AND GLOSSARY	**10**
Board of Directors Statement	10
Glossary of Terms	10
CONTACT	**11**

FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS
2023 ANNUAL REPORT
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In general terms, the CN Group took the following steps during the Reporting Period to prevent and reduce the risk of forced labour or child labour in its business and supply chains. Formed a steering committee comprised of management representatives from Legal, Procurement and Supply Management, and Human Resources to review the impact of the Act on the CN Group and assess the effectiveness of the governance structure, policies, and procedures of the CN Group to address the risks of forced labour or child labour. Mapped our tier 1 suppliers and continued monitoring significant suppliers on environmental, social and governance (ESG) criteria, including human rights risks, through a third-party cloud-based platform. Conducted high-level due diligence assessments across the CN Group’s value chain to proactively identify, address and mitigate potential human rights issues. Contracted with a third-party provider to begin to assess the specific risks of forced labour and child labour in our supply chains. Undertook an extensive review and gap analysis of the current CN Group mandates, policies, procedures, and contractual clauses as they relate to identifying, addressing, and prohibiting the use of forced labour and child labour within our business and supply chains. Reviewed internal worker recruitment policies and procedures to ensure all workers are recruited voluntarily. Details of these actions are set out in this Report. STEPS TO PREVENT AND REDUCE RISK Our actions to prevent and reduce the risk of forced labour and child labour in supply chains PICTURED: A CN employee locks a switch handle to prevent it being turned in error and reduce possible vandalism. This is an example of how risk reduction is embedded in all areas of our business. OUR BUSINESS POLICIES AND PROTECTIONS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY STEPS TO PREVENT AND REDUCE RISK 02 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2023 ANNUAL REPORT

STEPS TO PREVENT AND REDUCE RISK | OUR BUSINESS | POLICIES AND PROTECTIONS | DUE DILIGENCE PROCESSES | ASSESSING AND MANAGING RISK | APPROVAL, ATTESTATION AND GLOSSARY

OUR BUSINESS

CN Group's structure, activities and supply chains

Structure

CN was incorporated in 1919 by special act of the Parliament of Canada and ceased to be a Crown corporation in 1995, becoming a publicly held corporation under the *Canada Business Corporations Act* with its common shares listed on the New York Stock Exchange and the Toronto Stock Exchange. CN is headquartered in Montreal.

CN has several subsidiaries; the principal ones being incorporated in the United States (U.S.). In addition, CN has two Canadian wholly owned subsidiaries that are themselves reporting entities for purposes of the Act: Autoport and TransX Ltd. Autoport, based out of Halifax, operates car transload facilities across Canada and TransX Ltd. is a trucking company. For information regarding TransX Ltd., refer to its separately filed report, which will be filed on or before May 31, 2024.

Activities

The CN Group is engaged in the rail and related transportation business. Our network of 18,800 route miles of track spans Canada and the U.S., connecting Canada's Eastern and Western coasts with the U.S. South. Our extensive network and efficient connections to all Class I railroads provide CN customers access throughout North America. Essential to the economy, to the customers, and to the communities it serves, the CN Group safely transports more than 300 million tons of cargo annually, serving exporters, importers, retailers, farmers and manufacturers.
We are committed to programs supporting social responsibility and environmental stewardship. The CN Group has an important role to play in enabling modern supply chains to contribute to economic prosperity and sustainable trade. Our comprehensive suite of services includes rail, intermodal, trucks, ships, bulk handling, transloading, warehousing, and customs brokerage.

To learn more, download CN's **Investor Fact Book** www.cn.ca/en/investors

Supply Chains

The CN Group strives to work with suppliers, agents, consultants, and other third parties and business partners, as well as their respective employees, directors, and officers, (collectively "**Suppliers**") who share our commitment to social, ethical, and environmental responsibility.

Our main Suppliers provide a wide range of goods and services, which include:

- locomotives, rolling stock, spare parts and maintenance;
- track and signalling materials and maintenance;
- infrastructure construction and maintenance;
- trucks, spare parts and maintenance;
- information and technology products and services;
- operational services (i.e., accommodation, transportation, training); and
- fuel.


Prince Rupert
Edmonton
Saskatoon
Vancouver
Calgary
Winnipeg
Thunder Bay
Quebec
Montreal
Saint John
Halifax
Toronto
Detroit
Chicago
Memphis
Mobile
New Orleans
LEGEND
CN main lines
Secondary and feeder lines
Shortline partners
Ports served by CN

BALANCED AND DIVERSE PORTFOLIO

2023 REVENUES BY COMMODITY GROUP
(% of total revenues)



- 23% Intermodal
- 19% Petroleum and chemicals
- 19% Grain and fertilizers
- 12% Forest products
- 12% Metals and minerals
- 6% Automotive
- 6% Coal
- 3% Other revenues

BROAD GEOGRAPHIC EXPOSURE

2023 REVENUES BY GEOGRAPHIC FLOW
(% of freight revenues)



- 34% Overseas
- 32% Transborder
- 18% Canadian domestic
- 16% U.S. domestic

2023 KEY STATISTICS[1)]

18,800
ROUTE MILES TRANSPORTING 300 MILLION TONS OF CARGO

24,987
TOTAL EMPLOYEES, OF WHICH 19,132 ARE UNIONIZED

7,700+
ACTIVE SUPPLIERS

~99%
OF SPENDING IS WITH SUPPLIERS IN CANADA AND THE U.S.

1) As at December 31, 2023

FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS
2023 ANNUAL REPORT

03

The CN Group’s commitment to prevent forced labour and child labour in its business and supply chains is underpinned by appropriate policies. We believe that ethical conduct goes beyond compliance and resides in a comprehensive governance culture. In addition to regular reviews of our Code of Business Conduct (“Code of Conduct”) and onboarding integrity training, we publish and enforce our Corporate Governance Manual, Supplier Code of Conduct (“Supplier Code”) and Human Rights Policy. We also maintain several methods for employees and third parties to anonymously report any concerns. Human Rights Policy The CN Group recognizes the fundamental importance of human dignity and equality. We believe economic growth and social progress go hand-in-hand and, as such, we strive to provide a workplace that reflects these values. We are committed to protecting human rights through our operations and business relationships. This commitment is anchored by our Human Rights Policy, which draws on international standards and best practices, including the Declaration on Fundamental Principles and Rights at Work by the International Labour Organization (“ILO”). We also support the Guiding Principles on Business and Human Rights endorsed by the United Nations Human Rights Council in 2011. In 2022, we joined the UN Global Compact initiative – a voluntary global standard on human rights, labour, the environment, and anti-corruption. In addition to the principles outlined below, our Human Rights Policy specifically prohibits the use of all forms of forced labour, including prison labour, indentured labour, bonded labour, military labour, modern forms of slavery, and any form of human trafficking. Employment of individuals below the minimum age permitted by local law is also strictly prohibited. CN monitors compliance with its Human Rights Policy in accordance with the applicable internal assessment mechanisms, which are periodically reviewed by CN. External audits by independent third parties may be commissioned where required. CN publicly reports on its performance under its Human Rights Policy in its Sustainability Report. HUMAN RIGHTS PRINCIPLES Safety Culture Embracing an uncompromising safety culture and implementation of a safety management system designed to minimize risk and drive continuous improvement. Diversity Celebrating the diversity of our employees as a fundamental right to equality and a strength of our company. Non-Discrimation Committing to providing a non-discriminatory, harassment-free work environment that extends to our dealings with Suppliers and contractors. Competitive Work Providing competitive work conditions, in conformity with the applicable requirements under local law, including individual or collective employment agreements. Right to Associate Respecting the fundamental right of employees to workers’ associations and unions to ensure our employees’ voices are heard at all levels of the company. Communication Striving to support local communities, including Indigenous and other disadvantaged groups and areas, by maintaining open communications and being responsive to feedback. Our Human Rights Policy sets out the broad principles through which CN commits to support the recognition of human rights. To learn more, download CN’s Human Rights Policy www.cn.ca/en/delivering-responsibly/ governance and Sustainability Report www.cn.ca/en/delivering-responsibly POLICIES AND PROTECTIONS We have comprehensive policies designed to protect human rights and prevent forced labour and child labour STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY POLICIES AND PROTECTIONS 04 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2023 ANNUAL REPORT

Code of Conduct Our Code of Conduct establishes the values and expectations that underpin the ethical approach to business of the CN Group. The Code of Conduct applies to all employees, directors, and officers of the CN Group. While the Code of Conduct does not directly speak to issues of child and forced labour, it affirms the CN Group’s commitment to ensuring everyone working on behalf of the CN Group adheres to the highest ethical standards. The Code of Conduct details the standard of behaviour expected from all employees. It also outlines the key responsibilities of leaders within the organization to foster a culture that reflects the Code of Conduct’s goals and standards. Leaders are also mandated to build and maintain a workplace where employees feel comfortable raising issues and voicing their concerns. Each director, executive officer and management employee must certify annually their compliance with the Code of Conduct. Specifically, the Code of Conduct addresses matters such as conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws, and reporting of any illegal or unethical behaviour. Our employees have a duty to report in good faith any real or potential violation of the Code of Conduct. To learn more, download CN’s Code of Conduct www.cn.ca/en/delivering-responsibly/governance PICTURED: CN employees: Dylan Brown, Conductor Michael Jackowski, Conductor Sherpreet Singh, Conductor Kenneth Hefling, Machinist Trevor Young, Locomotive Engineer Matthew Brooke, Conductor Robert Harrison, Conductor Kaitlyn Rondeau, Transportation Manager Gary Gill, Hostler Management periodically reports to the Governance, Sustainability and Safety Committee of the Board of Directors of CN (“the Committee”) on the implementation of the Code of Conduct and, as applicable, on any significant violation thereof. Yearly, the CN Ombudsperson presents a report that summarizes issues reported under the Code of Conduct to the Committee. The Code of Conduct is regularly reviewed to ensure it continues to adhere to our core values of integrity and respect and that it remains consistent with industry standards and trends. STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY POLICIES AND PROTECTIONS 05 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2023 ANNUAL REPORT

The Supplier Code explicitly prohibits the use of forced labour and child labour as follows: “Use of forced, bonded, compulsory labour or any form of modern slavery by the Supplier is strictly prohibited. This includes work or services not voluntarily performed that is exacted or coerced from a person under threat, force, or penalty, or threatened abuse of law or legal process. Suppliers are prohibited from engaging in or benefitting from any form of human trafficking. Workers must not be required, as a condition of employment, to make a deposit of, or surrender any government-issued identification, passports, work permits or any other documents necessary for free movement and termination of employment.” “Suppliers must not employ individuals below the minimum age permitted by local law and the core ILO standards, including ILO Convention 138. CN is committed to the elimination of the “worst forms of child labour” and Suppliers are strictly prohibited from using child labour in accordance with ILO Convention 182.” “Suppliers must allow their workers the right to leave work and freely terminate their employment within legal notice period requirements.” Prohibiting the Use of Forced Labour and Child Labour Procurement Policy Our Procurement Policy defines the key principles, roles and responsibilities that apply to purchasing activities within the CN Group. We aim to conduct procurement activities in a manner that meets operational needs while maximizing opportunities to reduce environmental impact, enhance safety, drive positive social change, promote transparency, and otherwise engage Suppliers on our sustainability journey. The objectives of the Procurement Policy include promoting competition and fairness in the procurement process and considering ESG criteria in managing supply chain risks and opportunities, including relationships with Suppliers. Our cross-functional Sustainable Procurement Program focuses on integrating sustainability into our procurement process, which encompasses supplier selection, risk assessment, continuous improvement, and capacity building. ESG factors are incorporated in our Supplier selection criteria, including consideration for environmental stewardship, health and safety, ethical practices, and sustainable procurement. We aim to support traditionally under-represented groups with a focus on Indigenous engagement. Dedicated Sustainability personnel provide guidance on sustainable procurement processes aligned with the CN Group’s Delivering Responsibly strategy and advise on ESG opportunities and risks within the CN Group’s supply chain. Whistleblower Protections We have established robust whistleblower procedures, and our Human Rights Policy, Code of Conduct and Supplier Code all contain provisions encouraging anyone who becomes aware of a violation of a policy to speak up. The policies offer several methods for reporting violations, including our Law Department, Human Resources Centre, CN Police Service, CN Ombudsperson, and a confidential CN telephone hotline. To protect whistleblowers, each policy prohibits retaliation against any person for reporting, in good faith, contraventions of the policy, or for filing a complaint or testifying, assisting or participating in any manner in any investigation or hearing conducted by a government enforcement agency. Supplier Code Our Supplier Code extends the principles of our Code of Conduct and Human Rights Policy to our Suppliers. It affirms our commitment to doing the right thing and to working with Suppliers who share our commitment to being socially, ethically and environmentally responsible. The Supplier Code details our expectations of Suppliers regarding compliance with laws and ethical standards, human rights, health and safety, environment and climate change, Indigenous peoples and local communities, confidentiality and data protection, trade regulation, anti-bribery and anti-corruption, conflicts of interest, and competition. We require our Suppliers to adhere to the Supplier Code when doing business with or on behalf of the CN Group. We expect Suppliers to implement our requirements in a manner that is appropriate and proportional to the nature and scale of their activities, the goods that they supply, and the services that they perform. The standards set forth in the Supplier Code operate as a benchmark for acceptable conduct. Where applicable local laws impose less restrictive obligations on a Supplier, the Supplier is expected to adhere to the higher standards of the Supplier Code. Where applicable local laws impose greater obligations on a Supplier, the Supplier must comply with such laws. The CN Group expects Suppliers to maintain documentation to demonstrate their compliance with the Supplier Code in accordance with applicable law and the terms of their supplier contract. Suppliers are expected to demonstrate compliance with the Supplier Code upon our request. We reserve and exercise the right to verify compliance with the Supplier Code, including through site visits and inspections by our personnel or designated agents. If a Supplier fails to comply with any aspect of the Supplier Code, we expect immediate notice of the violation to be provided. Further, the Supplier is expected to implement corrective actions immediately to address any contraventions of the Supplier Code. In the event of non-compliance with the Supplier Code, we may consider such event to be a breach of contract. To learn more, download CN’s Supplier Code www.cn.ca/en/delivering-responsibly/governance STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY POLICIES AND PROTECTIONS 06 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2023 ANNUAL REPORT

The CN Group is committed to combatting forced labour and child labour. We conduct high-level due diligence assessments across the CN Group’s value chain to proactively identify, address and mitigate potential human rights issues. The following is a summary of the due diligence processes undertaken by the CN Group related to assessing risks in our supply chains. A questionnaire is used by CN to screen selected Suppliers for ESG issues, including human rights, with Supplier responses scored by dedicated Sustainability personnel. The questionnaire is not currently used by Autoport. A third-party cloud-based platform has been used by CN since 2021 to enable us to identify, manage, and monitor the ESG performance of our Suppliers. At Autoport, only Suppliers that are also significant suppliers of CN are currently monitored through this platform. Standard supplier contracts used for the procurement of goods and services include requirements for compliance with applicable laws and with CN Group policies, including the Supplier Code, which prohibits the use of child labour, forced labour, human trafficking or any other form of modern slavery. Pursuant to the Supplier Code, Suppliers are expected to demonstrate compliance with the Supplier Code upon our request. We reserve and exercise the right to verify compliance with the Supplier Code, including through site visits and inspections by our personnel or designated agents. In addition, if a Supplier fails to comply with any aspect of the Supplier Code, it must provide immediate notice of the violation to CN. DUE DILIGENCE PROCESSES Proactive assessments to investigate, evaluate and mitigate potential human rights issues PICTURED: Employees of the CN Group use a variety of platforms and devices to access digitized reports and other important documentation, including our Code of Conduct and various operating rules. Supplier audits and periodic ESG discussions that address human rights as well as forced labour and child labour are conducted with CN’s critical Suppliers. In 2023, CN engaged the services of a third party specializing in risk assessment that utilizes a platform to help us begin to assess the specific risks of forced labour and child labour in our supply chains, including those of Autoport. STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS POLICIES AND PROTECTIONS ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY DUE DILIGENCE PROCESSES FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2023 ANNUAL REPORT 07

OUR APPROACH TO MANAGING OPPORTUNITIES AND RISKS IN OUR SUPPLY CHAIN ASSESSING AND MANAGING RISK How we evaluate and address the risk of forced labour and child labour in our business and supply chains In 2023, we conducted a review and gap analysis of the current CN Group mandates, policies, procedures, and contractual clauses as they relate to identifying, addressing, and prohibiting the use of forced labour and child labour within our business and supply chains. As a result of the gap analysis, we have identified certain opportunities for refinement to help us better assess and mitigate the risk that forced labour or child labour is used in our business or supply chains. Operations Analysis Given that our workforce is largely comprised of specialized unionized railroaders and office workers, we consider there is a low risk of forced labour or child labour in our direct operations. In addition, the entirety of the CN Group’s workforce is employed or contracted in Canada or the U.S., and the vast majority is employed or contracted directly by the CN Group, not through subcontractors.. In 2023, we conducted a high-level analysis consisting of management-level interviews and a desktop review covering employees, Suppliers, customers and community groups. Through the process, we identified nine areas where we are focusing our efforts: health and safety, diversity, Indigenous people, discrimination and harassment, forced labour and child labour, work hours, wages and benefits, freedom of association and community engagement. Supply Chain Analysis As the CN Group procures many goods and services from a broad range of industries, both domestically and internationally, we acknowledge a risk that forced labour and/or child labour may be used in our extended supply chain. We understand the importance of risk mitigation and relationship management throughout the procurement process, including complying with the Act. To accomplish this, we adopt a multi-pronged approach to managing opportunities and risks in our supply chain, starting with how we select our Suppliers. We seek to gain visibility into our supply chain through the procedures established under our Procurement Policy and Sustainable Procurement Program, as well as screening our Suppliers on ESG and Indigenous engagement criteria. Significant suppliers are asked to assess their ESG performance through a third-party platform. To assess the ongoing sustainability performance of our Suppliers, since 2021, we have partnered with a third party that utilizes a cloud-based platform to help us identify, manage, and monitor the ESG performance of our Suppliers. The ESG platform is used to review and onboard critical and high-spend Suppliers. Currently, suppliers representing approximately 40% of CN’s addressable spend are monitored by the third-party platform. With respect to Autoport, only suppliers that are also significant suppliers of CN are on the platform. CN utilises ESG platform scorecards, which consider country- and industry-specific ESG risks, to monitor our Supplier’s sustainability performance and to reference during performance reviews to discuss any improvement areas or corrective actions required based on the results of our risk framework. In conjunction with the ESG platform, onsite audits and safety performance assessments are leveraged to assess ESG issues. In 2023, these assessments covered 86% of CN’s critical Suppliers. ~40% OF CN’S ADDRESSABLE SPEND WERE MONITORED ON ESG ISSUES 86% OF CN’S CRITICAL SUPPLIERS WERE ASSESSED ON ESG ISSUES 2023 Critical Suppliers Screening Supplier Selection Supplier Performance Assessment Internal Capacity Building Supplier Audits STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS POLICIES AND PROTECTIONS DUE DILIGENCE PROCESSES APPROVAL, ATTESTATION AND GLOSSARY ASSESSING AND MANAGING RISK 08 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2023 ANNUAL REPORT

All employees of the CN Group undergo training on our Code of Conduct when they join the Company and managers receive refresher training every two years. MEASURING SUPPLY CHAIN RISK FOR FORCED LABOUR AND CHILD LABOUR Third-party Risk Assessment In 2023, CN engaged the services of a third party specializing in risk assessment that utilizes a platform to help us begin to assess the specific risks of forced labour and child labour in our supply chains. This platform provides a risk score for Suppliers using weighted inputs of individual risk components based on country of operations, industry, products and adverse media reports. CN utilised this third-party platform in 2023 to undertake a preliminary risk assessment of its top 100 tier 1 Suppliers, representing approximately 70% of CN’s addressable spend. The results of the assessment classified approximately 64% of Suppliers as low risk and 36% of Suppliers as moderate risk. No Suppliers were identified as high risk. The top five Suppliers identified by the study as being moderate risk provide the CN Group with freight rail cars, railway tracks, ballast, electronic hardware and concrete railroad ties. CN also utilised the platform in 2023 to undertake a preliminary risk assessment of the top 22 tier 1 Suppliers of Autoport, representing approximately 70% of its total spend. The results of the assessment classified approximately 95% of Suppliers as low risk and 5% of Suppliers as moderate risk. No Suppliers were identified as high risk. being used in the CN Group’s business and supply chains. We anticipate providing training on the issues of forced labour and child labour to all management employees in 2024 through enhanced training on the Code of Conduct. Assessing Effectiveness The CN Group is committed to addressing the risks of forced labour and child labour in our business and supply chains. As described in this Report, the CN Group has introduced a number of measures to prevent and reduce these risks. However, to date, no actions have been taken to assess the effectiveness of these measures. Remediation Measures As the CN Group has not identified any forced labour or child labour in its business or supply chain, it has not had to take any measures to remediate any forced labour or child labour or to remediate any loss of income to vulnerable families resulting from measures taken to eliminate the use of forced labour or child labour in our activities or supply chains. Training The CN Group deploys an online training course on its Code of Conduct as part of every new employee’s onboarding program. Management employees are required to undergo training on the Code of Conduct every two years, with certification of compliance required annually from each director, executive officer and management employee. While the Code of Conduct does not directly address issues of modern slavery, it affirms our commitment to ensuring everyone working on behalf of the CN Group adheres to the highest ethical standards. During the Reporting Period, external counsel made several presentations to key members of CN’s legal team regarding the purpose and substance of the Act and steps to mitigate the risk of forced labour or child labour CN TIER 1 SUPPLIERS (Level of Forced Labour and Child Labour Risk) W 64% Low Risk W 36% Moderate Risk Based on a preliminary risk assessment of CN’s top 100 tier 1 Suppliers, representing approximately 70% of the addressable spend. AUTOPORT TIER 1 SUPPLIERS (Level of Forced Labour and Child Labour Risk) W 95% Low Risk W 5% Moderate Risk Based on a preliminary risk assessment of Autoport’s top 22 tier 1 Suppliers, representing approximately 70% of the total spend. STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS POLICIES AND PROTECTIONS DUE DILIGENCE PROCESSES APPROVAL, ATTESTATION AND GLOSSARY ASSESSING AND MANAGING RISK 09 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2023 ANNUAL REPORT

PICTURED: Cedarside, BC Photo by CN Employee Tim Stevens APPROVAL AND ATTESTATION Board of Directors Statement This Report was approved pursuant to subparagraph 11(4)(b)(i) of the Act by the boards of directors of CN and Autoport. In accordance with the requirements of the Act, and in particular section 11 thereof, we, the undersigned, attest that we have reviewed the information contained in this joint report for the entity specified below. Based on our knowledge, and having exercised reasonable diligence, we attest that the information in this joint report is true, accurate and complete in all material respects, for the purposes of the Act, for the Reporting Period specified above. I make the above attestation in my capacity as a director of the board of directors of Canadian National Railway Company (the “CN Board”) for and on behalf of the CN Board. I have the authority to bind CN. TRACY ROBINSON Director and President and CEO of CN March 4, 2024 I make the above attestation in my capacity as a director of the board of directors of Autoport Limited (the “Autoport Board”) for and on behalf of the Autoport Board. I have the authority to bind Autoport. OLIVIER CHOUC Director and President and Secretary of Autoport March 4, 2024 Addressable Spend Includes goods and services purchased by CN’s Procurement and Supply Management (see list under Supply Chains on p. 03); excludes spending on utilities, interest, taxes, salaries and wages, etc. Critical Supplier A supplier with annual spend greater than $25M and/or essential to CN operations. Extended Supply Chain Suppliers or subcontractors of CN’s Tier 1 suppliers. Tier 1 Supplier Supplier from whom CN purchases directly. Glossary of Terms STEPS TO PREVENT AND REDUCE RISK OUR BUSINESS POLICIES AND PROTECTIONS DUE DILIGENCE PROCESSES ASSESSING AND MANAGING RISK APPROVAL, ATTESTATION AND GLOSSARY 10 FIGHTING AGAINST FORCED LABOUR AND CHILD LABOUR IN SUPPLY CHAINS 2023 ANNUAL REPORT

facebook.com/CNrail instagram.com/cnrailway twitter.com/CNRailway linkedin.com/company/cn www.cn.ca Stay connected with CN: We are committed to move forward on our journey to protect human rights and reduce the risk that forced labour or child labour are used in CN Group’s business and supply chain. Employees, suppliers, and people in the community can make requests, report concerns, or disclose misconduct or potential wrongdoing through a variety of channels. These include our Law Department, Human Resources Centre, CN Police Service, and CN Ombudsperson, who plays an integral role in ensuring equitable resolution of concerns. We also have a confidential CN telephone hotline: 1-800-925-5974. We welcome comments, questions, and feedback on this report. Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Email: Corporate.Secretary@cn.ca Telephone: 1-888-888-5909